     As filed with the Securities and Exchange Commission on June 26, 1998


                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



                                   FORM 11-K



              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE


                        SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended December 31, 1997



                                      OR



           [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE


                        SECURITIES EXCHANGE ACT OF 1934



                   Commission file number 33-96816



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



               Central Garden & Pet Company Investment Growth Plan 700 Milwaukee Avenue North
               Algona, Washington  98001



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



               Central Garden & Pet Company
               3697 Mt. Diablo Boulevard
               Lafayette, California  94549

                                 REQUIRED INFORMATION

        1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information by Fund (Modified Cash Basis) as of December 31, 1997 and 1996, Audited Statements of Changes in Net Assets Available for Benefits, With Supplemental Information By Fund (Modified Cash Basis) for the Years Ended December 31, 1997 and 1996, and Notes to Financial Statements for the Years Ended December 31, 1997 and 1996.



        2. Exhibit filed as a part of this annual report: Exhibit 23-Consent of Deloitte & Touche LLP, independent auditors.



                                 SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    CENTRAL GARDEN & PET COMPANY
                                    INVESTMENT GROWTH PLAN



Date:   June 25, 1998              By:  /s/ Thomas Siedler
                                         ------------------
                                         Thomas Siedler,
                                         Controller and Chairman
                                         of the Administrative Committee
                                         for the Plan

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS (modified cash basis)
FOR THE YEARS ENDED DECEMBER 31, 1997 AND
1996, AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 1997, AND
INDEPENDENT AUDITORS' REPORT

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN
TABLE OF CONTENTS
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                                                   Page

INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS) FOR THE YEARS ENDED
  DECEMBER 31, 1997 AND 1996:

  Statements of net assets available for benefits, with supplemental information
     by fund                                                                         3

  Statements of changes in net assets available for benefits, with supplemental
     information by fund                                                             5

  Notes to financial statements                                                      7

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
  DECEMBER 31, 1997:

  Item 27a  Schedule of assets held for investment purposes                         11

  Item 27d  Schedule of reportable transactions                                     12

                    [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT

Trustees and Participants
Central Garden & Pet Company
  Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for purposes of additional analysis rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the basic financial statements. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ Deloitte & Touche LLP
May 20, 1998
                                                                             ---

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                            Supplemental information
                                              ----------------------------------------------------------------------------------
                                                                   Central
                                                                   Garden &      Crabbe                                 Dreyfus
                                                   Capital       Pet Company      Huson       Dreyfus       Dreyfus    Strategic
                                                Preservation        Common     Real Estate  Appreciation    S&P 500     Income
                                                    Fund          Stock Fund      Fund          Fund      Index Fund     Fund
                                              -----------------  ------------  -----------  ------------  -----------  ---------
ASSETS:
Investments at fair value:
            Mutual fund                             $             $               $102,559    $2,538,712   $5,524,009   $171,688
            Common stock                                           7,310,074
            Participant loans
                                                                  ----------      --------    ----------   ----------   --------

                                                                   7,310,074       102,559     2,538,712    5,524,009    171,688

      Investments at contract value:
            Guaranteed investment contracts          4,941,215
                                                    ----------    ----------      --------    ----------   ----------   --------

                        Total investments            4,941,215     7,310,074       102,559     2,538,712    5,524,009    171,688

      Receivables:
            Due from securities sold                    15,800        11,998                      37,511                   1,234
            Prior trustee                                  557
                                                    ----------    ----------                  ----------                --------

                        Total receivables               16,357        11,998                      37,511                   1,234

      Cash                                              (9,517)      (10,432)                                  68,905
                                                    ----------    ----------      --------    ----------   ----------   --------

                        Total assets                 4,948,055     7,311,640       102,559     2,576,223    5,592,914    172,922

LIABILITIES:
      Accounts payable

                        Total liabilities


NET ASSETS AVAILABLE FOR
      BENEFITS                                      $4,948,055    $7,311,640      $102,559    $2,576,223   $5,592,914   $172,922
                                                    ==========    ==========   ===========  ============  ===========  =========

                                                               Supplemental information
                                              ------------------------------------------------------------------
                                               Heartland  Templeton
                                                Value    Foreign I      Participant
                                                Fund       Fund            loans          Other        Total
                                              ---------  ---------      -----------     ---------  -------------
ASSETS:
Investments at fair value:
            Mutual fund                        $522,782   $189,520      $                $15,078    $ 9,064,348
            Common stock                                                                              7,310,074
            Participant loans                                              411,383                      411,383
                                               --------   --------       ---------    ----------    -----------

                                                522,782    189,520         411,383        15,078     16,785,805

      Investments at contract value:
            Guaranteed investment contracts                                                           4,941,215
                                               --------   --------       ---------    ----------    -----------

                        Total investments       522,782    189,520         411,383        15,078     21,727,020

      Receivables:
            Due from securities sold                           761                                       67,304
            Prior trustee                                                                    617          1,174
                                              ---------   --------       ---------    ----------    -----------

                        Total receivables                      761                           617         68,478

      Cash                                          837                                   (1,278)        48,515
                                              ---------   --------       ---------       -------    -----------

                        Total assets            523,619    190,281         411,383        14,417     21,844,013

LIABILITIES:
      Accounts payable                                                                    (9,278)        (9,278)
                                              ---------   --------       ---------       -------    -----------

                        Total liabilities                                                 (9,278)        (9,278)
                                              ---------   --------       ---------       -------    -----------

NET ASSETS AVAILABLE FOR
      BENEFITS                                 $523,619   $190,281        $411,383       $ 5,139    $21,834,735
                                              =========  =========       =========       =======    ===========


                                                See notes to financial statements

                                                                                                            ---
                                                                                                             3

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                 Supplemental information
                                                         ---------------------------------------------------------------------
                                                                             Central                                Dreyfus
                                                                            Garden &                                 Short-
                                                             Capital       Pet Company    Dreyfus      Dreyfus    Intermediate
                                                           Preservation      Common      Growth &      S&P 500     Government
                                                               Fund        Stock Fund   Income Fund  Index Fund       Fund
                                                         ----------------  -----------  -----------  -----------  ------------
ASSETS:
Investments at fair value:
            Mutual fund                                       $         -   $   11,634   $3,199,597   $1,740,870      $991,650
            Common stock                                                     5,145,185
            Participant loans
                                                                           -----------  -----------  -----------  ------------

                        Total investments at fair value                      5,156,819    3,199,597    1,740,870       991,650

      Investments at contract value:
            Guaranteed investment contracts                     3,720,056
                                                         ----------------   ----------- -----------  -----------  ------------

NET ASSETS AVAILABLE FOR BENEFITS                              $3,720,056   $5,156,819   $3,199,597   $1,740,870      $991,650
                                                         ================   ==========  ===========  ===========  ============

                                                                     Supplemental information
                                                         ------------------------------------------------
                                                          Fidelity
                                                          Magellan    Participant
                                                            Fund         loans      Other       Total
                                                         -----------  -----------  --------  ------------
ASSETS:
Investments at fair value:
            Mutual fund                                   $2,118,375     $          $27,747   $ 8,089,873
            Common stock                                                                        5,145,185
            Participant loans                                             407,516                 407,516
                                                         -----------  -----------  --------  ------------

                        Total investments at fair value    2,118,375      407,516    27,747    13,642,574

      Investments at contract value:
            Guaranteed investment contracts                                                     3,720,056
                                                         -----------  -----------  --------  ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $2,118,375     $407,516   $27,747   $17,362,630
                                                         ===========  ===========  ========   ===========

                       See notes to financial statements.


                                                                            ---
                                                                             4

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                            Supplemental information
                                                   ---------------------------------------------------------------------------
                                                                           Central
                                                                          Garden &       Crabbe
                                                         Capital         Pet Company      Huson        Dreyfus       Dreyfus
                                                      Preservation         Common      Real Estate    Growth &       S&P 500
                                                          Fund           Stock Fund       Fund       Income Fund   Index Fund
                                                   -------------------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS:
      Investment income:
            Net appreciation (depreciation) in
                  fair value of investments                $     1,225    $1,561,731      $ (5,448)  $   311,470    $  666,869
            Interest and dividend income                       255,361         2,213        13,302        27,642       147,493
                                                           -----------    ----------      --------   -----------    ----------

                        Total investment income                256,586     1,563,944         7,854       339,112       814,362

CONTRIBUTIONS:
      Employer                                                               294,386
      Participants                                             766,335       480,872        15,285       244,584       385,600
                                                           -----------    ----------      --------   -----------    ----------

                        Total contributions                    766,335       775,258        15,285       244,584       385,600
                                                           -----------    ----------      --------   -----------    ----------

                        Total additions                      1,022,921     2,339,202        23,139       583,696     1,199,962

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                         (1,169,300)     (281,445)       (1,007)      (62,749)      (85,974)
      Administrative expenses                                   (6,876)       (6,981)          (71)         (531)       (7,184)
                                                           -----------    ----------      --------   -----------    ----------

                        Total deductions                    (1,176,176)     (288,426)       (1,078)      (63,280)      (93,158)
                                                           -----------    ----------      --------   -----------    ----------

NET INCREASE (DECREASE)
      BEFORE TRANSFERS                                        (153,255)    2,050,776        22,061       520,416     1,106,804

NET TRANSFERS:
      Interfund transfers                                    1,233,641       104,045        80,498    (3,720,013)    2,745,240
                                                           -----------    ----------      --------   -----------    ----------

NET INCREASE (DECREASE)                                      1,080,386     2,154,821       102,559    (3,199,597)    3,852,044

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                      3,720,056     5,156,819                   3,199,597     1,740,870
      Transfer from prior trustee                              147,613
                                                           -----------    ----------      --------   -----------    ----------

      End of year                                          $ 4,948,055    $7,311,640      $102,559   $         -    $5,592,914
                                                           ===========    ==========      ========   ===========    ==========

                                                                            Supplemental information
                                                   ---------------------------------------------------------------------------
                                                   Dreyfus
                                                   Short-                        Dreyfus
                                                   Intermediate   Dreyfus       Strategic    Fidelity                 Templeton
                                                   Government   Appreciation      Income      Magellan     Heartland   Foreign I
                                                     Fund          Fund           Fund         Fund         Fund        Fund
                                                    ---------   ----------       --------   -----------    --------    --------
ADDITIONS TO NET ASSETS:
      Investment income:
            Net appreciation (depreciation) in
                  fair value of investments         $ (11,184) $   122,666       $  3,353   $   290,140    $(69,845)   $(29,957)
            Interest and dividend income               28,033       25,352          4,146        56,542      67,715      18,352
                                                    ---------   ----------       --------   -----------    --------    --------

                        Total investment income        16,849      148,018          7,499       346,682      (2,130)    (11,605)

CONTRIBUTIONS:

      Employer

      Participants                                     76,423      102,439         37,668       200,572      39,839      35,033
                                                    ---------   ----------       --------   -----------    --------    --------

                        Total contributions            76,423      102,439         37,668       200,572      39,839      35,033
                                                    ---------   ----------       --------   -----------    --------    --------

                        Total additions                93,272      250,457         45,167       547,254      37,709      23,428

DEDUCTIONS FROM NET ASSETS:

      Benefits paid to participants                  (164,474)     (51,215)          (443)      (38,293)       (445)       (372)

      Administrative expenses                            (175)      (2,983)          (135)       (1,053)       (306)       (141)
                                                    ---------   ----------       --------   -----------    --------    --------

                        Total deductions             (164,649)     (54,198)          (578)      (39,346)       (751)       (513)
                                                    ---------   ----------       --------   -----------    --------    --------

NET INCREASE (DECREASE)

      BEFORE TRANSFERS                                (71,377)     196,259         44,589       507,908      36,958      22,915

NET TRANSFERS:

      Interfund transfers                            (920,273)   2,379,964        128,333    (2,626,283)    486,661     167,366
                                                    ---------   ----------       --------   -----------    --------    --------

NET INCREASE (DECREASE)                              (991,650)   2,576,223        172,922    (2,118,375)    523,619     190,281

NET ASSETS AVAILABLE FOR BENEFITS:

      Beginning of year                               991,650                                 2,118,375

      Transfer from prior trustee
                                                    ---------   ----------       --------   -----------    --------    --------

      End of year                                   $      -    $2,576,223       $172,922   $        -     $523,619    $190,281
                                                    =========   ==========       ========   ===========    ========    ========

                                                              Supplemental information
                                                         -------------------------------------
                                                         Participant
                                                            loans        Other        Total
ADDITIONS TO NET ASSETS:
      Investment income:
            Net appreciation (depreciation) in
                  fair value of investments                 $         $     (1)   $ 2,841,019
            Interest and dividend income
                                                              30,986         909       678,046
                                                            --------   ---------   -----------

                        Total investment income               30,986         908     3,519,065


CONTRIBUTIONS:
      Employer                                                                         294,386
      Participants                                                        78,633     2,463,283
                                                            --------   ---------   -----------

                        Total contributions                               78,633     2,757,669
                                                            --------   ---------   -----------

                        Total additions                       30,986      79,541     6,276,734

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                          (54,287)     57,894    (1,852,110)
      Administrative expenses                                            (24,895)      (51,331)
                                                            --------   ---------   -----------

                        Total deductions                     (54,287)     32,999    (1,903,441)
                                                            --------   ---------   -----------

NET INCREASE (DECREASE)
      BEFORE TRANSFERS                                       (23,301)    112,540     4,373,293

NET TRANSFERS:
      Interfund transfers                                     27,168    (135,148)      (48,801)
                                                            --------   ---------   -----------

NET INCREASE (DECREASE)                                        3,867     (22,608)    4,324,492

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                      407,516      27,747    17,362,630
      Transfer from prior trustee                                                      147,613
                                                            --------   ---------   -----------

      End of year                                           $411,383   $   5,139   $21,834,735
                                                            ========   =========   ===========

                      See notes to financial statements.

                                                                             ---

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                             Supplemental information
                                                             -----------------------------------------------------------
                                                                                  Central
                                                                                  Garden &
                                                                  Capital       Pet Company     Dreyfus       Dreyfus
                                                               Preservation        Common       Growth &      S&P 500
                                                                   Fund          Stock Fund   Income Fund    Index Fund
                                                             -----------------  ------------  ------------  ------------
ADDITIONS TO NET ASSETS:
Investment income:
            Net appreciation (depreciation)
              in fair value of investments                   $              -    $2,675,788    $  (50,641)   $  182,387
            Interest and dividend income                              219,444                     452,986        78,261
                                                             ----------------   ------------   ----------    ----------

                        Total investment income                       219,444     2,675,788       402,345       260,648

CONTRIBUTIONS:
      Employer                                                                      231,189
      Participants                                                    225,991       160,366       453,704       207,263
                                                             ----------------    ----------    ----------    ----------

                        Total contributions                           225,991       391,555       453,704       207,263
                                                             ----------------    ----------    ----------    ----------

                        Total additions                               445,435     3,067,343       856,049       467,911

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                                  (376,324)     (163,545)     (181,819)      (27,957)
      Administrative expenses                                          (7,023)       (3,578)       (5,467)       (2,058)
                                                             ----------------    ----------    ----------    ----------

                        Total deductions                             (383,347)     (167,123)     (187,286)      (30,015)
                                                             ----------------    ----------    ----------    ----------

NET INCREASE BEFORE TRANSFERS                                          62,088     2,900,220       668,763       437,896

NET TRANSFERS:
      Interfund transfers                                            (290,241)      442,270      (100,344)      425,557
                                                             ----------------    ----------    ----------    ----------

NET INCREASE (DECREASE)                                              (228,153)    3,342,490       568,419       863,453

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                             3,948,209     1,814,329     2,631,178       877,417
                                                             ----------------    ----------    ----------    ----------

      End of year                                                  $3,720,056    $5,156,819    $3,199,597    $1,740,870
                                                             ================    ==========    ==========    ==========

                                                                                 Supplemental information
                                                    ------------------------------------------------------------------------------
                                                       Dreyfus
                                                       Short-
                                                    Intermediate       Fidelity
                                                     Government        Magellan         Participant
                                                        Fund             Fund              loans         Other           Total
                                                    -------------  -----------------  ---------------  -----------  ---------------
ADDITIONS TO NET ASSETS:
Investment income:
            Net appreciation (depreciation)
              in fair value of investments          $    (20,635)        $ (114,402)        $            $             $ 2,672,497
            Interest and dividend income                  59,118            342,978           25,252        1,447        1,179,486
                                                    -------------  -----------------  ---------------  -----------  ---------------

                        Total investment income           38,483            228,576           25,252        1,447        3,851,983

CONTRIBUTIONS:
      Employer                                                                                                             231,189
      Participants                                        153,150           485,795                        36,927        1,723,196
                                                    -------------  -----------------  ---------------  -----------  ---------------

                        Total contributions               153,150           485,795                        36,927        1,954,385
                                                    -------------  -----------------  ---------------  -----------  ---------------

                        Total additions                   191,633           714,371           25,252       38,374        5,806,368

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                       (69,269)          (63,766)         (23,261)                     (905,941)
      Administrative expenses                              (1,907)           (3,375)                       18,318           (5,090)
                                                    -------------  -----------------  ---------------  -----------  ---------------

                        Total deductions                  (71,176)          (67,141)         (23,261)      18,318         (911,031)
                                                    -------------  -----------------  ---------------  -----------  ---------------

NET INCREASE BEFORE TRANSFERS                             120,457           647,230            1,991       56,692        4,895,337

NET TRANSFERS:
      Interfund transfers                                (126,605)         (451,702)         134,669      (33,604)
                                                    -------------  -----------------  ---------------  -----------  ---------------

NET INCREASE (DECREASE)                                    (6,148)          195,528          136,660       23,088        4,895,337

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                   997,798         1,922,847          270,856        4,659       12,467,293
                                                    -------------  -----------------  ---------------  -----------  ---------------

      End of year                                   $     991,650        $2,118,375         $407,516     $ 27,747      $17,362,630
                                                    =============  ================   ===============  ===========  ==============


                      See notes to financial statements.

                                                                             ---

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

NOTE 1:  PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

  GENERAL: The Plan is a 401(k) plan sponsored by Central Garden & Pet Company (the Company). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

  CONTRIBUTIONS: Participants of the Plan can elect to defer pretax contributions between 1% and 15% (up to a maximum of $9,500 in both 1997 and 1996) of compensation. The Company has contributed 25% and 30% of the first 6% of compensation contributed by participants to the Plan for 1997 and 1996, respectively. The Plan provides that the Company's Board of Directors has the right to change or discontinue the matching contribution at any time, at its discretion. The 1997 Company matching contribution was contributed in 1998.

  VESTING: Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company contributed portion of participants' accounts, plus any earnings, is based on years of continuous service. A participant is 100% vested after five years of credited service.

  PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocation of the Company's contributions is based on the participant's salary and length of service as discussed under Contributions.

  INVESTMENT OPTIONS: The trustee function is performed by Dreyfus Trust Company. Dreyfus Retirement Services performs the recordkeeping of the Plan. Pursuant to the Plan investment alternatives, the participants have a choice of eight investment options. The investment options were changed during 1997. The investments in the funds which are no longer available were transferred to the corresponding new fund. The following are the available Plan choices and descriptions obtained from the investment prospectus (or Plan description for Common Stock Fund):

     Capital Preservation Fund: Seeks high level of current income and stability
     -------------------------
     of principal. The fund portfolio primarily consists of guaranteed investment contracts (GICs) and other stable value investments. The investments are fixed income investments intended to have stable principal value.

     Dreyfus S&P 500 Index Fund:  Seeks to provide investment results that
     --------------------------
     correspond to the price and yield performance of publicly traded stocks in the aggregate, as represented by the S&P 500.
                                                                             ---

     Dreyfus Strategic Income Fund:  Seeks maximum current income by investing
     -----------------------------
     principally in a variety of income producing securities of both foreign and domestic companies. The fund invests primarily in a variety of debt securities as well as short-term money market instruments.

     Dreyfus Appreciation Fund, Inc.:  Seeks long-term capital growth consistent
     -------------------------------
     with preservation of capital. This is a common stock fund investing in larger companies that have the potential to experience above average earnings growth.

     Templeton Foreign I Fund:  Seeks long-term capital growth through a
     ------------------------
     flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     Heartland Value Fund:  Seeks to achieve long-term capital appreciation by
     --------------------
     investing primarily in equity securities of small companies.

     Crabbe Huson Real Estate Fund:  Seeks to provide shareholders capital
     -----------------------------
     appreciation and income. Fund portfolio consists primarily of equity securities, real estate investment trusts and other real estate industry companies in mortgage-backed securities.

     Central Garden & Pet Company Common Stock Fund:  Invests in shares of
     ----------------------------------------------
     common stock of the Company.

  PARTICIPANT LOANS: Participant loans are available to active employees for up to 50% of an employee's account balance, with a minimum of $1,000 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined quarterly by the Plan administrator. As of December 31, 1997, there were 107 such loans, with contractual interest rates ranging between 7% to 10% and maturity dates ranging from November 17, 1997, to July 1, 2007.

  DISTRIBUTION OF BENEFITS: Upon termination of service due to death, disability, or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

  FORFEITURES: Forfeitures are used to reduce future Company matching contributions.

  PLAN TERMINATION: Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, the interests of all participants will become fully vested and will be distributed to each participant.

  TAX STATUS: The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  ADMINISTRATIVE EXPENSES: Substantially all administrative expenses associated with the Plan are shared by the Company and the Plan.

  RECLASSIFICATIONS: Certain reclassifications have been made to the 1996 balances to conform with the 1997 presentation.
                                                                             ---

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION: The Plan's financial statements are prepared on the modified cash basis of accounting, which is based on cash receipts and disbursements, except for the recognition of the net appreciation or depreciation in the fair value of investments at the end of the Plan year.

  INVESTMENT VALUATION AND INCOME RECOGNITION: Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The investment contracts are stated at contract value as the contracts are fully benefit responsive. Participant loans are carried at the unpaid principal balance, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

  PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 3:  INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 1997 and 1996, are separately identified in the following table:

                                                                              1997             1996
                                                                         ---------------  ---------------
      Capital Preservation Fund                                               $4,941,215       $3,720,056
      Central Garden & Pet Company Common Stock Fund                           7,310,074        5,145,185
      Dreyfus Growth & Income Fund                                                              3,199,597
      Dreyfus Appreciation Fund                                                2,538,712
      Dreyfus S&P 500 Index Fund                                               5,524,009        1,740,870
      Dreyfus Short-Intermediate Government Fund                                                  991,650
      Fidelity Magellan Fund                                                                    2,118,375

NOTE 4:    DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

As of December 31, 1997 and 1996, net assets available for benefits included benefits of $894,304 and $1,080,471, respectively, due to participants who have withdrawn from participation in the Plan.

NOTE 5:  PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include Central Garden & Pet Company common stock, representing party-in-interest transactions that qualify as exempt prohibited transactions.
                                                                            ---

NOTE 6:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

                                                                                     December 31,
                                                                               1997                1996
                                                                         -----------------  ------------------
Net assets available for benefits as listed in the
            financial statements                                               $21,834,735        $17,362,630
Employer contributions receivable                                                  352,800            294,386
Refund of excess contributions                                                                        (48,000)
                                                                               -----------        -----------

Net assets available for benefits as listed in the Form 5500                   $22,187,535        $17,609,016
                                                                               ===========        ===========

The following is a reconciliation of contributions made during the year ended December 31, 1997, as listed in the financial statements to the Form 5500:

Contributions as listed in the financial statements                                            $2,757,669
      Add:
            Employer contributions paid in 1998                                                   352,800
      Less:
            Employer contributions paid in 1997                                                  (294,386)
            Rollovers (reported as transfers on the Form 5500)                                   (459,687)
                                                                                               ----------

      Contributions as listed in the Form 5500                                                 $2,356,396
                                                                                               ==========

                                                                             ---

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

ITEM 27a  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                              Number of
                                                              shares or                              Fair
              Asset description                               par value           Cost               value
----------------------------------------------             ---------------  -----------------  -----------------

Capital Preservation Fund                                        4,941,215        $ 4,941,215        $ 4,941,215
Central Garden & Pet Company Stock Fund                            278,479          4,092,368          7,310,074
Crabbe Huson Real Estate Fund                                        8,031            108,074            102,559
Dreyfus Appreciation Fund                                           78,404          2,490,139          2,538,712
Dreyfus S&P 500 Index Fund                                         195,195          4,830,937          5,524,009
Dreyfus Strategic Income Fund                                       11,477            169,934            171,688
Heartland Value Fund                                                15,435            596,858            522,782
Templeton Foreign I Fund                                            19,047            215,815            189,520
Participant loans                                                                     411,383            411,383
Other                                                                                  15,077             15,077
                                                                                  -----------        -----------

                                                                                  $17,871,800        $21,727,020
                                                                                  ===========        ===========

                                                                             ---

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

ITEM 27d  SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

Reportable transactions as defined in Section 2520.103.6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA as follows:

                                                                                               Purchases
                                                                                               ---------
               Identity of
              party involved                              Description            Transactions                  Cost
------------------------------------------              ---------------          ------------             ---------------
Series of transactions:
      Capital Preservation Fund                           Mutual fund                     123                  $4,370,151
      Fidelity Magellan Fund                              Mutual fund                      27                     319,247
      Dreyfus Growth & Income Fund                        Mutual fund                      26                     336,687
      Dreyfus S&P 500 Index Fund                          Mutual fund                      99                   4,736,186
      Central Garden & Pet
            Company Stock Fund                          Company stock                      84                   2,037,403
      Dreyfus Short-Intermediate                        Mutual fund                        20                     200,352
       Government Fund
      Dreyfus Liquid Asset Fund                         Liquidity fund                    510                   4,358,815
      Dreyfus Appreciation Fund                         Mutual fund                        55                   2,874,743
      TBC Inc. Pooled Employee Fund                     Liquidity fund                     27                     750,956

Single transactions:
      Fidelity Magellan Fund                              Mutual fund
      Dreyfus Growth & Income Fund                        Mutual fund
      Dreyfus Short-Intermediate                          Mutual fund
       Government Fund
      Dreyfus Appreciation Fund                           Mutual fund                       1                   2,397,473
      Dreyfus Peoples Index Fund                          Mutual fund                       1                   3,383,453

                                                                      Sales
                                                                      -----
               Identity of
              party involved                            Transactions             Amounts
------------------------------------------              ------------         ---------------
Series of transactions:
      Capital Preservation Fund                                  176              $3,222,761
      Fidelity Magellan Fund                                      51               2,727,762
      Dreyfus Growth & Income Fund                                74               3,847,754
      Dreyfus S&P 500 Index Fund                                  96               1,165,372
      Central Garden & Pet
            Company Stock Fund                                    71               2,392,912
      Dreyfus Short-Intermediate                                  57               1,180,818
       Government Fund
      Dreyfus Liquid Asset Fund                                  194               4,370,781
      Dreyfus Appreciation Fund                                   32                 198,318
      TBC Inc. Pooled Employee Fund                               23                 750,956

Single transactions:
      Fidelity Magellan Fund                                       1               2,397,473
      Dreyfus Growth & Income Fund                                 1               3,383,453
      Dreyfus Short-Intermediate                                   1                 900,300
       Government Fund
      Dreyfus Appreciation Fund
      Dreyfus Peoples Index Fund

                                                                             ---
                                                                              12